January 10, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Jay Ingram

Re:	Comment Letter dated January 7, 2014

regarding Continental Building Products, Inc.’s

Registration Statement on Form S-1 Filed

December 24, 2013 (File No. 333-193078)

Dear Mr. Ingram:

Continental Building Products, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2013 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission today and have included with this letter a copy of Amendment No. 1 marked against the Registration Statement.

General

1.	We have received your application for confidential treatment of certain portions of Exhibits 10.2 through 10.7. Please be advised that we will issue comments, if any, under separate cover and that comments on the confidential treatment application need to be cleared before we will accelerate effectiveness of the registration statement. Please file the referenced exhibits with your next amendment.

We note the Staff’s comment regarding our confidential treatment application and acknowledge that any comments on the confidential treatment application need to be cleared before the Commission will accelerate effectiveness of the Registration Statement, as amended. As requested, we have filed redacted versions of the documents subject to the confidential treatment application as Exhibits 10.2 through 10.7 and 10.19 through 10.25 to Amendment No. 1.

Timothy Power

Continental Building Products, Inc.

January 10, 2014

Prospectus Cover Page

2.	Please remove the terms “Joint Book-Running Managers” and “Co-Managers” from the prospectus cover page. We will not object to the use of these terms on the outside back cover.

We note the Staff’s comment and in response thereto removed the terms “Joint Book-Running Managers” and “Co-Managers” from the prospectus cover page of Amendment No. 1 as requested.

Prospectus Summary, page 1

Our Industry, page 2

3.	We note your response to comment 17 in our letter dated December 19, 2013. On page 1 you disclose that you compete in a market that accounts for more than 55% of wallboard sales in the United States, but your chart on page 4 indicates that the key markets you compete in account for only 159,300 out of 825,900 new buildings permits, or a 19.3% United States market share. To help investors better understand the significance of this chart, please disclose the percentage of your revenue, as a whole, derived from the areas listed in the chart.

We note the Staff’s comment and in response thereto included additional disclosure on page 4 of Amendment No. 1 as requested regarding the percentage of the Company’s revenue, as a whole, derived from the areas listed in the chart.

Strong Margin Profile and Cash Flow Generation, page 4

4.	We note your response to comment 21 in our letter dated December 19, 2013. Please include the enhanced discussion of Adjusted EBITDA in the last paragraph on page 9 or direct readers to where the enhanced discussion of Adjusted EBITDA can be found in the summary prospectus.

We note the Staff’s comment and in response thereto included a cross-reference to the enhanced discussion of Adjusted EBITDA on page 5 of Amendment No. 1 as requested.

5.	Please provide supplemental support for your statement that “most wallboard manufacturers in the United States have also announced price increases for 2014.”

We note the Staff’s comment and in response thereto provided you supplementally as requested with materials supporting the statement that “most wallboard manufacturers in the United States have also announced price increases for 2014.”

Timothy Power

Continental Building Products, Inc.

January 10, 2014

Unaudited Pro Forma Combined Financial Information, page 42

Unaudited Pro Forma Combined Statements of Operations, page 44

6.	We note that you made a distribution of $130 million to Lone Star on December 2, 2013. Considering the proximity of the distribution to your planned offering, please include pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the distribution in excess of the current year’s earnings. Please include your calculation as a footnote. Please refer to SAB Topic 1:B.3. for guidance.

We note the Staff’s comment and in response thereto included additional disclosure on pages 45, 46 and 51 of Amendment No. 1 as requested regarding the adjustment to the weighted average shares outstanding.

(b) Purchase Accounting, page 48

7.	We note the additional disclosure you provided in response to comment 28 in our letter dated December 19, 2013. As previously requested, please disclose the amount of the fair value adjustments by asset category. This disclosure along with the range of estimated useful lives will provide investors with sufficient information to calculate the corresponding increase to depreciation and amortization expense for each period presented. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

We note the Staff’s comment and in response thereto included additional disclosure on page 49 of Amendment No. 1 as requested regarding the amount of the fair value adjustments by asset category.

(h) Equity Awards, page 50

8.	Please expand your disclosure to include the assumptions used in the Black Scholes option pricing model for purposes of estimating the fair value of the stock options granted in connection with the offering. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

We note the Staff’s comment and in response thereto expanded the disclosure on page 51 of Amendment No. 1 as requested to include the assumptions used in estimating the fair value of the stock options granted in connection with the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Recent Events, page 53

9.	Please include the conversion from a limited liability company to a Delaware corporation within this section, including the date of the conversion.

Timothy Power

Continental Building Products, Inc.

January 10, 2014

We note the Staff’s comment and in response thereto expanded the disclosure on page 55 of Amendment No. 1 as requested to include information about the Company’s conversion to a Delaware corporation, including the date of conversion.

Executive and Director Compensation, page 90 Post-Acquisition Long Term Incentive Plan, page 92

10.	We note your response to comment 41 in our letter dated December 19, 2013, however your disclosure on page 98, that the LTIP was developed to reward and motivate “certain executive employees of the company and its subsidiary,” coupled with your disclosure on page 92 that Mr. Preston is the only executive officer in the LTIP, appears inconsistent with the fact that two other employees received pool units under the LTIP. Please disclose the two other individuals that were granted an aggregate of 300,000 pool units or supplementally explain why these individuals should not be named in the registration statement.

We note the Staff’s comment and in response thereto expanded the disclosure on page 95 of Amendment No. 1 as requested to disclose the other individuals that were granted pool units.

Certain Relationships and Related Party Transactions, page 103

11.	Please disclose the $130 million distribution made to Lone Star on December 2, 2013 under this section.

We note the Staff’s comment and in response thereto expanded the disclosure on page 106 of Amendment No. 1 as requested to include information about the distribution made to Lone Star on December 2, 2013.

Index to Financial Statements, page F-1

Continental Building Products, Inc. Unaudited Condensed Consolidated (Successor)/Condensed Combined (Predecessor) Financial Statements, page F-1

12.	Please address all comments issued for the annual financial statements in your interim financial statements, as applicable.

In response to the Staff’s comment, we respectfully advise the Staff that we have reviewed all comments previously issued in respect of the annual financial statements and the revisions we made to such financial statements in the Registration Statement in respect of such comments and do not believe any of such revisions are applicable to the interim financial statements included in the Registration Statement.

Timothy Power

Continental Building Products, Inc.

January 10, 2014

Condensed Consolidated (Successor) / Condensed Combined (Predecessor) Balance Sheets, page F-4

13.	We note that you made a distribution of $130 million to Lone Star on December 2, 2013, which is 49.9% of total equity as of September 30, 2013. Please include a pro forma balance sheet alongside the most recent historical balance sheet reflecting the distribution accrual. Please refer to SAB Topic 1:B.3 for guidance.

We note the Staff’s comment and in response thereto expanded the disclosure on pages F-4 and F-7 as requested to provide a pro forma balance sheet, along with relevant disclosure, reflecting the distribution to Lone Star on December 2, 2013.

1. Background and Nature of Operations, page F-7

Description of Business, page F-7

14.	Please disclose the date that the registrant converted from a limited liability company to a Delaware corporation. Please also include disclosure of the conversion within Note 15.

We note the Staff’s comment and in response thereto included additional disclosure on pages F-7 and F-19 as requested to provide the date the Company converted to a Delaware corporation.

2. Significant Accounting Policies, page F-7

Basis of Presentation — Successor, page F-7

15.	We note your response to comment 45 in our letter dated December 19, 2013. Please revise your disclosures to clarify that the third party valuation firm is assisting you in your evaluation of the fair value of the assets acquired and liabilities assumed.

We note the Staff’s comment and in response thereto included additional disclosure on page F-8 as requested to clarify that a third party valuation firm is assisting the Company in evaluating the fair value of the assets acquired and the liabilities assumed.

10. Commitments and Contingencies, page F-14

16.	We note your response to comment 49 in our letter dated December 19, 2013. Based on the description of the pool units issued under the LTIP, it would appear that the pool units are within the scope of ASC 718-10. Please provide the disclosures required by ASC 718-10-50, or provide us with a comprehensive explanation as to how you determined the pool units issued under the LTIP are not within the scope of ASC 718.

Timothy Power

Continental Building Products, Inc.

January 10, 2014

We note the Staff’s comment and in response thereto respectfully submit that under the LTIP, “pool units” are purely an allocation tool. Any potential cash gains would be allocated between participants in the LTIP based on the number of units they hold relative to the entire LTIP. The units themselves do not represent an equity or ownership interest in any entity. The units cannot be converted into shares of the Company or its sole stockholder. Ultimately, the benefit to the employee is not linked to the price of the Company’s shares or any other equity instruments. Any cash gains generated by the participants would be considered ordinary income for tax purposes. As such, we do not believe the LTIP is within the scope of ASC 718-10.

Gypsum Division of Lafarge North America Inc. Audited Combined Financial Statements

2. Significant Accounting Policies, page F-26

Property, Plant and Equipment, page F-28

17.	We note the disaggregated presentation of the range of estimated useful lives you provided for property, plant and equipment in response to comment 52 in our letter dated December 19, 2013. We further note that the plant machinery category continues to have a broad range of useful lives (i.e., 5 to 25 years) and represents 73% of the gross value of total property, plant and equipment as of December 31, 2012. Please further disaggregate this category into smaller and more meaningful components. If you are unable to further disaggregate the plant machinery category, please separately discuss the types of assets that fall in each part of the range and explain why these types of assets have a broad range. To the extent you are able to further disaggregate the plant machinery category in to smaller categories, please also separately disclose the gross amount for each new category within Note 5.

We note the Staff’s comment and in response thereto expanded the disclosure on page F-28 of Amendment No. 1 as requested to clarify that the large majority of existing assets in the plant machinery category have an estimated remaining life of approximately 15 years. The larger range in the footnotes is due to several smaller classes of plant machinery and equipment. On the lower end of the range of depreciable lives, we have less than $1 million of furniture, fixtures and manufacturing computer equipment. On the higher end of the range of depreciable lives, we have slightly more than $13 million of dock equipment located at our plants. We believe that the updated disclosure clarifies this point.

*        *        *

Timothy Power

Continental Building Products, Inc.

January 10, 2014

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (703) 480-3852.

Sincerely,

/s/ Timothy Power

Timothy Power

General Counsel

cc:	Jeffrey A. Chapman

Douglass M. Rayburn